Hydrogen Hybrid Technologies, Inc.
                        1845 Sandstone Manor Unit #11
                        Pickering, ON  L1W3X9  Canada
                         Telephone:  (905) 697-4880

March 17, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Ethan Horowitz
            Staff Accountant

RE:  Hydrogen Hybrid Technologies, Inc.
     Form 10-Q5B for the Quarter Ended
     March 31, 2007
     Filed May 22, 2007
     File No. 333-76242
     Form 8-K
     Filed April 4, 2007
     File No. 333-76242

Dear Mr. Horowitz:

On behalf of Hydrogen Hybrid Technologies, Inc. (the "Company"), this letter responds to your comment letters and your phone call. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment. We apologize for the delay in answering your comment letter. We have no good excuse for this delay. We appreciate your patience in working with us, as we adopt our financial reporting to U.S. generally accepted accounting principles.


Form 10-QSB for the Quarter Ended March 31. 2007
------------------------------------------------
General
-------

1. Considering the significant amount of transactions that have occurred, please revise to include an interim statement of stockholders' equity (deficit).

Response: Our Form 10KSB for the year-end, September 30, 2007, filed with the Commission on January 9, 2008, contains an updated statement of stockholders' equity which addresses all of the transactions that have occurred.

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Statements of Operations, page 5
--------------------------------

2. Based on your disclosure on page 6, it appears that you are reporting other comprehensive income related to your foreign currency translation adjustment. Please revise your statement of operations to disclose other comprehensive income and its elements in accordance with the guidance in paragraphs 22 - 25 and Appendix A of SFAS No. 130.

Notes to Financial Statements Note 1, Basis of Presentation, page 7
-------------------------------------------------------------------

Response: We respectfully note the Staff's comment. We believe we have properly captured other comprehensive income. The statement of operations has been revised to disclose other comprehensive income and its elements in accordance with paragraphs 22-25 and Appendix A of SFAS No. 130.



3. We note your disclosure in Note 2(i) of Hydrogen Hybrid Technologies, Inc.'s financial statements, included in Form 8-K filed April 4, 2007, that you are a foreign private issuer. Please note that you no longer have this status subsequent to your reverse acquisition with an entity incorporated in Nevada (i.e. Eaton Laboratories, Inc.), Please revise your financial statements to be presented in accordance with U.S. generally accepted accounting principles.

Response: We agree with your comment. If you review our latest filings, i.e., our Form 10KSB for September 30, 2007, filed with the Commission and January 9, 2008 and Form 10QSB, filed with the Commission on February 19, 2008, our financials are being presented in accordance with U.S. generally accepted accounting principles.

4. Please revise your disclosure to discuss the terms of the merger between Eaton Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc., the consideration exchanged, and the method of accounting for the transaction.

Response:
We have disclosed in our financials that "in March 2007, the Company entered into a plan of reorganization with Eaton Laboratories, Inc., (Eaton) a Nevada corporation, whereby the Company became a wholly owned subsidiary of Eaton. The shareholders of the Company became the controlling shareholders of Eaton accordingly the transaction was accounted for as a recapitalization of the Company."

Note 3. Distribution Rights, page 8
-----------------------------------

5. We note you have recorded $4,254,100 as an asset related to the distribution agreement entered into with a related party. Please provide a detailed discussion of how this transaction was accounted and cite the specific authoritative literature utilized to support your accounting treatment.

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

RESPONSE: We have updated our disclosure in our Form 10KSB to provide added disclosure regarding the distribution agreement.

Note 6. Subsequent Events, page 8
---------------------------------

6. We note that, at closing, all of the operations of Eaton Laboratories, Inc. will be transferred to its subsidiary, Basic Services, Inc., which will be spun off immediately after the closing. Please provide a detailed discussion of how this transaction was accounted for and cite the specific authoritative literature utilized to support your accounting treatment.

Response: On March 30, 2007, we entered into an Acquisition and Plan of Merger with Eaton Laboratories. As part of the that agreement,the terms of the spin-off were explained in Section 5.08 of that agreement, as filed as an exhibit with our Form 8-K. At the time of the acquisition of Hydrogen Hybrid Technologies, Inc., Eaton Laboratories, Inc.'s subsidiary, Basic Services, Inc. was spun off leaving the Company as an empty shell. The shareholders of Hydrogen Hybrid Technologies, Inc. were issued 49,500,000 shares of the Company's stock for 100% its common stock. This represents 82% of the total of 60,373,500 shares outstanding immediately after the acquisition. Accordingly the acquisition was accounted for as a reverse merger (i.e. recapitalization). Therefore, the historical financial statements of Hydrogen Hybrid Technologies, Inc. became the historical financial statements of the Company.

Item 3. Controls and Procedures, page 16
----------------------------------------

7. We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. Please revise.

Response: We believe we have updated our disclosure of our controls and procedures in our recent Form 10KSB and Form 10QSB filings.

Section 302 Certifications, Exhibit 31.I and Exhibit 31.2
--------------------------------------------------------

8. Please revise paragraph 4c of your section 302 certifications to exclude the statement "the registrant's fourth fiscal quarter in the case of a quarterly report."

Response: Please note, our certifications for the Form 10KSB and our recent Form 10Q-SB have been updated.

9. Please file an Item 5.03(b) Form 8-K disclosing the change in fiscal year end from December 31 to September 30.

Response:  The Company filed a Current Report on August 20, 2007, pursuant to
Item 5.03 ("Amendments to Articles of Incorporation or Bylaws"), change in fiscal year.

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Hydrogen Hybrid Technologies Financial Statements, Exhibit 99.2 Report
Independent
----------------------------------------------------------------------

10. Please revise to file a report of your independent registered public accounting firm that covers the financial statements included in your filing. The audit report should reference the statement of operations and the statement of cash flows for the period from inception, January 13, 2005, to September 30, 2006 (i.e. "Cumulative Since Inception").

Response: The audit report now references the statement of operations and cash flows as "from inception through the reporting period."

Statement of Operations. F-3a
----------------------------

11. It appears based on your disclosure on F-4a that you are reporting other comprehensive income related to the foreign currency translation adjustment. Please revise the statement of operations to disclose other comprehensive income and its elements in accordance with the guidance in paragraphs 22 - 25 and Appendix A of SFAS No, 130.

Response: Please note that we have now classify the foreign currency translation adjustment as "Other Comprehensive Income as a Gain (Loss) on foreign currency translation.", in accordance with paragraphs 22-25 and Appendix A of SFAS No.130.

Notes to Financial Statements Note 5, Distribution Rights. F-9
---------------------------------------------------------------

12. We note your disclosure that an independent third party evaluator was utilized to determine the value of the distribution agreement. Please revise to name the expert who performed the independent valuation, and file the consent of the expert as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuations.

Response: We respectfully note the Staff's comment. We have eliminated the references to the use of experts and/or independent valuations.













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Unaudited Pro Forma Financial Information, Exhibit 99.4
-------------------------------------------------------

13. We have read your disclosure regarding the merger (recapitalization) with Hydrogen Hybrid Technologies, Inc. in March 2007. Please note that in a recapitalization the assets and liabilities of both Eaton Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc. should be combined at their net book value. The accumulated deficit of Hydrogen Hybrid Technologies, Inc, should be brought forward, and the accumulated deficit of Eaton Laboratories, Inc. should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Hydrogen Hybrid Technologies, Inc. plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital.

Please revise.

Response: We believe our current reported financials reflect the correct capital stock issued to effect the merger.

Other Regulatory
--------------

14. In a transaction accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger, the accountant who is no longer associated with the continuing entity is considered the predecessor accountant. Considering different accountants audited the financial statements of Eaton Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc., please file an Item 4.01 Form 8-K immediately to report this event. For guidance, see Item 304 of Regulation 5-B.

Response: We respectfully note the Staff's comment. Please note, that the Company has the same accountant as the predecessor accountant. Our accountant is Moore and Associates, Chartered, who was the accountant for Eaton Laboratories, our predecessor. They have audited the last two years of our operations. Please see our September 30, 2007, Form 10KSB.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Hydrogen Hybrid Technologies, Inc.

By:   /s/ Ira Lyons
---------------------------------
          Ira Lyons
          President


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